UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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05038267

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66331

RECD S.E.C.
FEB 2 8 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Capital Dynamics Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

399 Park Avenue 38th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Goodman (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

CapitalDynamics

February 23, 2005

Deloitte and Touche LLP
Assurance & Advisory Services
Two World Financial Center
New York, NY 10281

To Whom It May Concern:

As Chief Financial Officer, Stefan Amman has reviewed the attached financial statements and confirmed to me that they are accurate and complete. Because Stefan is unable to readily access a facsimile machine or courier, my signature, below, attests that he and I have discussed their accuracy and that I am submitting them for review in my capacity as an officer of Capital Dynamics, Inc.

Sincerely,

W. David Woolford

Managing Director
(212) 798-3405

(enclosures)

Dolia B. Christoffersen

DOLIA B. CHRISTOFFERSEN
Notary Public, State of New York
No. 01CH5076593
Qualified in Richmond County
Commission Expires 4/21/07

CapitalDynamics, Inc. 399 Park Avenue New York, New York 10022 Phone 212 798 3400 Fax 212 798 3499 info@capdyn.com www.capdyn.com

CAPITAL DYNAMICS INCORPORATED
(S.E.C. I.D. No. 8-66331)

FINANCIAL STATEMENT
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Capital Dynamics Incorporated:

We have audited the accompanying statement of financial condition of Capital Dynamics Incorporated (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit also includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Capital Dynamics Incorporated at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 21, 2005

CAPITAL DYNAMICS INCORPORATED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 731,972
Receivable from affiliate	170,423
Furniture, equipment and leasehold improvements, net	174,040
Other assets	129
TOTAL ASSETS	$ 1,076,564

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 22,069
Accrued expenses and other liabilities	447,700
Subordinated interest expense payable	267,181
Subordinated borrowings	3,000,000
Total Liabilities	3,736,950
STOCKHOLDER'S EQUITY	
Common stock, $1 par value, authorized 1,000 shares, issued 1,000 shares	1,000
Additional paid-in capital	99,000
Accumulated deficit	(2,760,386)
Total Stockholder's Equity	(2,660,386)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,076,564

See notes to the financial condition.

CAPITAL DYNAMICS INCORPORATED

NOTES TO THE FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2004

1. ORGANIZATION

Capital Dynamics Incorporated (the "Company") is a Delaware Corporation that is a wholly-owned subsidiary of Capital Dynamics Holding (the "Parent"), a limited liability company with its registered office in Zug, Switzerland. The Company provides investment banking services focusing on the private equity asset class, in addition to providing specialist private equity advisory services to institutional clients.

On September 29, 2004, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates— The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Financial Instruments—As prescribed by SFAS 107, *Disclosures about Fair Value of Financial Instruments*, all financial instruments are reported at fair value.

Cash and Cash Equivalents—For purposes of reporting cash flows, cash and cash equivalents include cash, federal funds sold and other short-term investments with an original maturity of three months or less.

Income Taxes- Income tax expense is provided using the asset liability method under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statements and income tax base of assets and liabilities, using currently enhanced tax rates. Deferred tax assets and liabilities are measured using enhanced tax rates in effect in the years in which the differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

Recent Accounting Standards— On January 17, 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of APB No. 51* ("FIN 46"), which clarifies when an entity should consolidate another entity known as a Variable Interest Entity ("VIE"). A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of special purpose entities ("SPEs"). FIN 46 requires that an entity consolidate a VIE if that enterprise has a variable interest that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. FIN 46 does not apply to qualifying special purpose entities ("QSPEs"), the accounting for which is governed by SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS 140"). On

December 24, 2003, the FASB issued a revision to FIN 46, *Consolidation of Variable Interest Entities, an Interpretation of APB No. 51* ("FIN 46(r)"). Companies are required to adopt FIN 46(r) for periods ending after December 15, 2003. The adoption of FIN 46 did not have an impact on the financial position or results of operations of the Company.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 153c-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was 1.79 to 1. The Company's net capital was $262,203, and the required net capital was $100,000.

4. FURNITURE, FIXTURES AND LEASEHOLD IMPROVEMENTS

A summary of the cost and accumulated depreciation of furniture, fixtures and leasehold improvements follows:

Leasehold improvements	$ 23,613
Furniture and equipment	207,503
	231,116
Less accumulated depreciation and amortization	57,076
Furniture, equipment and leasehold improvements, net	$ 174,040

5. SUBORDINATED BORROWINGS

In July of 2004, the Company entered into a Subordinated Loan Agreement for Equity Capital (NASD form SL5) where it borrowed $3 million from the Parent at a fixed interest rate of 7.5% per annum. The loan will mature on October 31, 2007. On September 1, 2004, the NASD found that the NASD form SL5 was acceptable as a satisfactory subordination agreement.

The subordinated borrowings and accrued interest are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. INCOME TAXES

The Company files certain state and local tax returns on a stand alone-basis. Deferred tax assets and (liabilities) as of December 31 are determined as follows:

	2004	2003	Difference
NOL	$ 1,185,335	$ 498,795	$ 686,540
Depreciation	$ (5,332)	$ (5,332)	$ -
	$ 1,180,003	$ 493,463	$ 686,540
Valuation Allowance	$ (1,180,003)	$ (493,463)	
Net Deferred Tax Assets(Liabilities)	$ -	$ -	

7. COMMITMENTS AND CONTINGENCIES

The Company leases office space at 399 Park Avenue, New York. The lease is due to expire in 2006 with no renewal option currently available.

At December 31, 2004 the Company's future minimum rental commitments based upon the terms under non cancelable leases which have an initial or remaining term of one year or more were as follows:

2004	$206,016
2005	$206,016
2006	$206,016

8. BENEFITS

The Company has a 401(k) plan and a qualified profit-sharing plan which covers substantially all of its full-time employees. The plans include employee contributions and matching contributions by the Company subject to certain limitations.

9. RELATED PARTIES

The Company has recorded $170,423 in receivable from affiliates for services provided during 2004 to Capital Dynamics, an affiliated Swiss operating entity, as reimbursement of expenses incurred for assets and personnel utilized. In July of 2004, the Company entered into subordinated loan agreement with Capital Dynamics Holding AG for $3,000,000. The Company also recorded $267,181 in accrued interest payable on the subordinated loan agreement during 2004.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 21, 2005

Capital Dynamics Incorporated
399 Park Avenue
New York, NY 10022

In planning and performing our audit of the financial statements of Capital Dynamics Incorporated (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 4, 2004), we considered its internal control, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing its assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in its regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP